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                    U.S SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12-b-25
                          NOTIFICATION OF LATE FILING

                                  (CHECK ONE):

[X] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form11-K [X] Form 10-Q and Form 10-QSB [ ] Form N-SAR

 For Period Ended:    June 30, 1999
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 [ ] Transition Report on Form 10-K
 [ ] Transition Report on Form 20-F
 [ ] Transition Report on Form 11-K
 [ ] Transition Report on Form 10-Q
 [ ] Transition Report on Form N-SAR

 For the Transition Period Ended:
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 READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

 NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

 If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:--------------------
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PART I--REGISTRATION INFORMATION
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 Full Name of Registrant:  Jenkon International, Inc.

 Former Name if Applicable

 7600 N.E. 41st Street, Suite 350
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Address of Principal Executive Office (STREET AND NUMBER)

 Vancouver, Washington 98662
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City, State and Zip Code

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PART II--RULES 12B-25(b) AND (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (CHECK BOX IF APPROPRIATE)

             (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

             (b) The subject annual report, semi-annual report, transaction report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth
[X] calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

             (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III--NARRATIVE
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State below in reasonable detail the reasons why Form 10-K and Form 10-KSB,
20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period:

             The Registrant entered into a letter of intent regarding a significant acquisition transaction subsequent to the end of the Registrant's fiscal year. A description of the transaction and certain related information is necessary to provide complete and accurate disclosure of the information contained in the Registrant's Form 10-KSB. Certain of this information is not currently available but is expected to be provided prior to two calendar weeks from the date of the filing of this Notification of Late Filing. The Registrant will file its Annual Report on Form 10-KSB as soon as possible, and in any event no later than the fifteenth calendar following the prescribed due date for such report.

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PART IV--OTHER INFORMATION
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 (1) Name and telephone number of person to contact in regard to this notification

Robert M. Steinberg  (310)     785-5322
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   (Name)        (Area Code)  (Telephone Number)

 (2) Have all other periodic reports required under section 13 or 15(d) of

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the Securities Exchange Act of 1934 or section 30 of the Investment Company
Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports(s) been filed? If the answer is no, identify report(s).

 [X] Yes [ ] No

 (3) Is it anticipated that any significant change in results of operations from the corresponding periods for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof:

[X] Yes [ ] No

 If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         As indicated in the Company's Quarterly Reports on Form 10-QSB and for fiscal year 1999, as a result of increased competition as well as acceleration of the Company's efforts to develop the next generation of its management information system software, the Company has experienced a significant decrease in revenues in fiscal 1999 as compared to fiscal 1998 and experienced significant operating losses.

         The Company expects to report total net sales for fiscal 1999 of approximately $6.5 million as compared to approximately $9.4 million in fiscal 1998. The Company expects to report that cost of revenues increased to approximately $3.5 million in fiscal 1999 as compared to approximately $3.2 million in fiscal 1998. Similarly, the Company expects to report that total operating expenses in fiscal 1999 increased to approximately $5.8 million from approximately $5.6 million in fiscal 1998. As a result, the Company expects to report a net loss of approximately $3.3 million for fiscal 1999 as compared to net income of approximately $500,000 in fiscal 1998.

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                   Jenkon International, Inc.
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          (Name of Registrant as specified in charter)

 has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

 Date September 28, 1999  By \s\David Edwards
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                            David Edwards, Chief Executive Officer